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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Heska Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

42805E-10-8

(Cusip Number)

August 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: Charter Life Sciences I-IV, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,414,717

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 8,414,717

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,414,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.4%

12.	Type of Reporting Person: CO

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: A. Barr Dolan		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 151,116

		6.	Shared Voting Power: 8,414,717

		7.	Sole Dispositive Power: 151,116

		8.	Shared Dispositive Power: 8,414,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,565,833

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.6%

12.	Type of Reporting Person: IN

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: Dr. Donald C. Harrison		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,414,717

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,414,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,414,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.4%

12.	Type of Reporting Person: IN

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: Fred M. Schwarzer		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 499,317

		6.	Shared Voting Power: 8,414,717

		7.	Sole Dispositive Power: 499,317

		8.	Shared Dispositive Power: 8,414,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,914,034

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 18.3%

12.	Type of Reporting Person: IN

13G
CUSIP No. 42805E-10-8

1.	Name of Reporting Person: Dr. Nelson Teng		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: -0-

		6.	Shared Voting Power: 8,414,717

		7.	Sole Dispositive Power: -0-

		8.	Shared Dispositive Power: 8,414,717

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,414,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 17.4%

12.	Type of Reporting Person: IN

Item 1(a)	Name of Issuer:

Heska Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1613 Prospect Parkway
Fort Collins, CO 80525

Item 2(a)	Name of Person Filing:

This Schedule is filed by Charter Life Sciences I-IV, LLC (“Charter Life Sciences”), A. Barr Dolan, Dr. Donald C. Harrison, Fred M. Schwarzer and Dr. Nelson Teng. Messrs. Dolan and Schwarzer and Drs. Harrison and Teng are managing members of Charter Life Sciences.

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

525 University Avenue, Suite 1400
Palo Alto, California 94301

Item 2(c)	Citizenship:

Entity:

Charter Life Sciences – Delaware

Individuals:

Mr. Dolan – United States
Dr. Harrison – United States
Mr. Schwarzer – United States
Dr. Teng – United States

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001

Item 2(e)	CUSIP Number:

42805E-10-8

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Charter Life Sciences

(a)	Amount beneficially owned: 8,414,717

(b)	Percent of class: 17.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,414,7171

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 8,414,7171

(iv)	Shared power to dispose or to direct the disposition of: -0-

A. Barr Dolan

(a)	Amount beneficially owned: 8,565,833

(b)	Percent of class: 17.6%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 151,116

(ii)	Shared power to vote or to direct the vote: 8,414,717

(iii)	Sole power to dispose or to direct the disposition of: 151,116

(iv)	Shared power to dispose or to direct the disposition of: 8,414,717

Dr. Donald C. Harrison

(a)	Amount beneficially owned: 8,414,717

(b)	Percent of class: 17.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 8,414,717

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 8,414,717

Fred M. Schwarzer

(a)	Amount beneficially owned: 8,914,034

(b)	Percent of class: 18.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 499,317*

(ii)	Shared power to vote or to direct the vote: 8,414,717

(iii)	Sole power to dispose or to direct the disposition of 499,317*

(iv)	Shared power to dispose or to direct the disposition of 8,414,717

*Excludes 949 shares of Heska Corporation common stock owned by Mr. Schwarzer’s spouse as to which Mr. Schwarzer disclaims beneficial ownership.

Dr. Nelsen Teng

(a)	Amount beneficially owned: -0-

(b)	Percent of class: 17.4%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 8,414,717

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: 8,414,717

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2003

CHARTER LIFE SCIENCES I-IV, LLC

/s/ FRED M. SCHWARZER Name: Fred M Schwarzer
	Title:	Managing Member

/s/ *

A. Barr Dolan

/s/ *

Dr. Donald C. Harrison

/s/ FRED M. SCHWARZER

Fred M. Schwarzer

/s/ *

Dr. Nelson Teng
* By:

/s/ FRED M. SCHWARZER Fred M. Schwarzer
Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree that only one statement containing the information required by Schedule 13G need be filed by each of the undersigned with respect to the ownership by each of the undersigned of shares of stock of Heska Corporation. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: November 14, 2003

CHARTER LIFE SCIENCES I-IV, LLC

/s/ FRED M. SCHWARZER
Name: Fred M. Schwarzer
	Title:	Managing Member

/s/ A. BARR DOLAN

A. Barr Dolan

/s/ DR. DONALD C. HARRISON

Dr. Donald C. Harrison

/s/ FRED M. SCHWARZER

Fred M. Schwarzer

/s/ DR. NELSON TENG

Dr. Nelson Teng

1

EXHIBIT 2

POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Fred M. Schwarzer his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself as an individual or in his capacity as a managing member or authorized signatory, as the case may be, on behalf of Charter Life Sciences I-IV, LLC pursuant to the Securities Act of 1933, as amended, (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Securities Act, the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby, and ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof, or may have done in connection with the matters described above.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the

Date: November 14, 2003

/s/ A. BARR DOLAN

A. Barr Dolan

/s/ DR. DONALD C. HARRISON

Dr. Donald C. Harrison

/s/ DR. NELSON TENG

Dr. Nelson Teng

2